Hewlett-Packard Company 3000 Hanover Street Mail Stop 1050 Palo Alto, CA 94304-1112

Paul T. Porrini Vice President, Deputy General Counsel and Assistant Secretary (610) 717-5045 Tel (650) 857-4837 Fax paul.porrini@hp.com VIA EDGAR June 12, 2009
Ms. Kathleen Collins Accounting Branch Chief U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549
Re:	Hewlett-Packard Company Form 10-K for the Fiscal Year Ended October 31, 2008 Filed December 18, 2008 File No. 001-04423

Dear Ms. Collins:

         Thank you for your letter dated May 11, 2009 with regard to the above-referenced filing made by Hewlett-Packard Company (“HP”). We have provided below HP’s response to the comment set forth in your letter.

Form 10-K for the Fiscal Year Ended October 31, 2008

General

1.	We note your response to our prior comment 1 where you indicate that management’s best estimate of fair value for those elements in bundled arrangements that do not have fair value is derived from the Company’s pricing and deal approval tools, which takes into consideration inputs such as level of effort; operational, legal and financial risk; internal costs; profit objectives; pricing practices and market conditions. Please explain further how the Company uses these inputs to derive a reasonable approximation of fair value for income statement allocation purposes and tell us how this methodology differs, if at all, from the methodology used to price out your contracts. Also tell us to which of the Company’s arrangements you apply this methodology and tell us the amounts allocated to product and services revenue using this methodology for each period presented (including fiscal 2009). Further, please provide the disclosures that you intend to include in your future filings to describe your allocation methodology.

          HP utilizes management’s best estimate of fair value allocation methodology for income statement classification purposes in complex, customized solutions where we do not have a sufficient number of standalone transactions to establish fair value for each of the elements in the bundle. The amounts allocated to products and services using this methodology represented less than 5% of net revenue for each of the fiscal years ended October 31, 2008, 2007 and 2006 and for each of the quarters ended January 31 and April 30, 2009.

          As stated in our 2008 10-K, we encounter aggressive competition in all areas of our business activity. As a result, to the extent possible, our internal business units compare our pricing of products and services to the price of similar products and services offered by our competitors. For example, our participation in competitive bidding processes with customers helps us to gauge market pricing. These data points, along with the internal analyses of the estimated level of effort; operational, legal and financial risk; and internal costs, as mentioned in

Ms. Kathleen Collins
June 12, 2009

our response to prior comment 1, are used to set each internal business unit’s arm’s-length target margin range for each product or service deliverable. In instances where HP enters into a solution sale, each internal business unit utilizes this target margin range to price their portion of the deal, which is HP’s best estimate of a standalone fair value in the absence of a sufficient number of standalone transactions to estimate fair value. All internal business units involved in the deal then negotiate internally to come up with an overall solution price that is both acceptable to the customer and is within a reasonable discount from each internal business unit’s target margin range for their respective products or services. Although our deal pricing and approval tools reflect the final internal pricing for each component, generally, only the overall bundled solution price is presented to the customer. We believe these prices reflected in our pricing tool are a reasonable representation of a relative fair value allocation as they essentially reflect an allocation of the overall solution discount to our best estimates of standalone selling prices for the separate products and services in the bundle.

           We believe that the above-mentioned methodology results in a reasonable and consistent approximation of fair value for income statement classification purposes of the various elements in a bundled arrangement where the transaction is accounted for as a single unit of accounting.

          In future filings, beginning with our Form 10-K for the year ending October 31, 2009, we intend to expand our discussion in the footnotes to the consolidated financial statements to describe our allocation methodology used for these arrangements. A draft of that disclosure is provided below. The language in bold is the draft new disclosure and the remaining language is included in our 2008 Form 10-K:

When a sales arrangement contains multiple elements, such as hardware and software products, licenses and/or services, HP allocates revenue to each element based on its relative fair value, or for software, based on vendor specific objective evidence (“VSOE”) of fair value. In the absence of fair value for a delivered element, HP first allocates revenue to the fair value of the undelivered elements and the residual revenue to the delivered elements. Where the fair value for an undelivered element cannot be determined, HP defers revenue for the delivered elements until the undelivered elements are delivered or the fair value is determinable for the remaining undelivered elements. If the revenue for a delivered item is not recognized because it is not separable from the undelivered item, then HP also defers the cost of the delivered item. For the purposes of income statement classification of products and services revenue, when HP cannot determine fair value for all the elements in an arrangement and the transaction is accounted for as a single unit of accounting, HP allocates revenue to products and services based on a rational and consistent methodology. This methodology utilizes external and internal pricing inputs to derive HP’s best estimate of fair value for the elements in the arrangement. HP limits the amount of revenue recognition for delivered elements to the amount that is not contingent on the future delivery of products or services or subject to customer-specified return or refund privileges.

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        Please contact David Ritenour at (650) 857-3059 or me at (610) 717-5045 if you have any questions about this letter.

Very truly yours,

/s/  Paul T. Porrini

Paul T. Porrini